
13000529



Washington Trust Bancorp, Inc. ~ 2012 Annual Report

Leading from a position of strength


$21.88
$23.86
$26.31
2010
2011
2012
Closing Stock Price
(Year-end; In Dollars)

As the largest independent bank in Rhode Island and one of the premier bank and trust companies in New England, Washington Trust is looked to as a financial leader. In fact, leadership qualities define us in all aspects of our company. We believe it is our responsibility to lead – as trusted advisors to our customers, as a great place to work for our employees, and as a good corporate citizen, directly involved in the communities where we work and live.

The confidence and enthusiasm that we bring to our leadership roles are rooted in our financial strength, which was evident throughout 2012:

- For the year, our stock price was up 10%
- Our capital ratios remained robust, continuing to exceed regulatory requirements
- Our asset quality continues to be strong


$0.84
$0.88
$0.94
2010
2011
2012
Cash Dividends Declared Per Share
(In Dollars)

Solid financial performance throughout the year allowed us to generate value for our shareholders and pay an increased dividend – twice. It also enabled us to deliver consistent and exceptional personalized service to our customers, which truly sets Washington Trust apart from competitors.

A core belief at our company is that when you do the right thing for customers, good financial results follow. Even in challenging economic times, we have been able to adhere to this maxim based on the strength of our balance sheet – to the benefit of customers and shareholders alike.

Expanding to attract more customers

We are committed to growing in a measured way to take advantage of our strong brand and enable more people to do business with us. Toward this end, in 2012 we opened two new Rhode Island offices: our third Cranston branch and a new mortgage office in Warwick.


$2.0
$2.1
$2.3
2010
2011
2012
Total Deposits
(Year-end; In Billions)
Demand & NOW
Money Market & Savings
Time Deposits

Like the two Cranston branches that preceded it, our new Plainfield Pike location was an immediate success and expanded our presence in north-central Rhode Island. Our new Warwick Home Loan Center is situated in central Rhode Island, with a highly visible location off of Route 95 – in effect, an excellent billboard for our brand. The office demonstrates our commitment to growing our mortgage business footprint statewide and beyond, and has enabled us to attract talented new originators to our ranks.

In 2012, we also made it easier for people to do business with us with the introduction of our mobile banking platform. Now customers can bank with us anytime, anywhere – from their computer, phone, or tablet.

Washington Trust's ongoing expansion in Rhode Island reflects our commitment to the state and our conviction that there are good opportunities for all our lines of business statewide. We will continue to look for the right places and vehicles to increase the availability of our products and services.

Corporate Profile

Washington Trust is the largest independent bank in Rhode Island and one of the premier financial institutions in the region, offering comprehensive personal banking, commercial banking, wealth management, and trust services. We are a company rich in history and the oldest community bank in the nation.

The last decade has been a period of significant growth for Washington Trust. We have bolstered our capabilities and increased our competitive advantage through geographic expansion and superior service delivery. And we have capitalized on opportunities in the marketplace – in challenging economic times, we have been a source of stability for depositors, borrowers, and investors, as we have been for more than two centuries.

We are poised for future growth, thanks to our financial strength, outstanding talent, comprehensive product offerings, and exceptional personalized service, which truly differentiates us from the competition. We are committed to our vision of being the best bank and trust company in New England.

Shareholder Information

Washington Trust Profile

Washington Trust Bancorp, Inc. is the publicly-owned holding company of The Washington Trust Company (the Bank), a Rhode Island chartered commercial bank founded in 1800. Through the Bank and its other subsidiaries, Washington Trust offers a broad range of financial services, including wealth management, through its offices in Rhode Island, eastern Massachusetts and Connecticut.

Annual Meeting of Shareholders

Tuesday, April 23, 2013, 11:00 a.m., Westerly Public Library, 44 Broad Street, Westerly, Rhode Island 02891

Vote Your Proxy Online Or By Phone

For your convenience, you can vote your shares online or by phone. Please have your proxy card available. INTERNET – Access www.voteproxy.com and follow the on-screen instructions. TELEPHONE – Call toll-free 800-PROXIES (800-776-9437) from any touch-tone telephone and follow the instructions.

Stock Transfer and Dividend Disbursing Agent

American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, NY 11219 800-852-0354 www.amstock.com

The Corporation's 2013 Proxy Statement, Form 10-K and Annual Report for 2012 are available online by visiting the Corporation's website www.washtrust.com under Investor Relations – SEC Filings, or by calling the Corporation's toll-free number 800-475-2265 extension 1566, or by email at investor.relations@washtrust.com.

Auditors

KPMG LLP, Providence, Rhode Island

Counsel

Goodwin Procter LLP, Boston, Massachusetts

Market and Dividend Information

Washington Trust's common stock trades on the NASDAQ Global Select® Market under the symbol WASH. As of December 31, 2012, there were 16,379,771 shares outstanding and 1,836 shareholders of record.

2012 Quarters	1	2	3	4
Stock prices:				
High	$26.76	$24.74	$27.75	$27.46
Low	23.01	22.53	23.85	23.50
Close	24.14	24.38	26.27	26.31
Dividend declared	.23	.23	.24	.24

2011 Quarters	1	2	3	4
Stock prices:				
High	$24.96	$24.00	$23.65	$24.72
Low	19.83	21.50	18.67	18.62
Close	23.74	22.97	19.78	23.86
Dividend declared	.22	.22	.22	.22

Corporate Directory
The Washington Trust Company

Senior Management

Joseph J. MarcAurele, *Chairman, President and Chief Executive Officer*

David V. Devault, *Senior Executive Vice President, Secretary and Chief Financial Officer*

Stephen M. Bessette, *Executive Vice President, Retail Lending*
Galan G. Daukas, *Executive Vice President, Wealth Management*
Kristen L. DiSanto, *Executive Vice President, Human Resources*
Mark K. W. Gim, *Executive Vice President and Treasurer*
James M. Hagerty, *Executive Vice President and Chief Lending Officer*
Barbara J. Perino, CPA, *Executive Vice President, Operations and Technology*

Dennis L. Algiere, *Senior Vice President, Chief Compliance Officer and Director of Community Affairs*
Carl M. Amaral, *Senior Vice President, Small Business Banking*
Michael T. Clarkin, *Senior Vice President and Corporate Sales Manager*
Elizabeth B. Eckel, *Senior Vice President, Marketing*
Jeffrey J. Frenette, *Senior Vice President, Technology Services*
Philip L. Friend, *Senior Vice President, Retail Lending*
Debra A. Gormley, *Senior Vice President, Retail Banking*
Russell W. Hahn, *Senior Vice President and Business Development Officer*
Maria N. Janes, CPA, *Senior Vice President and Controller*
Robert R. Kent Jr., *Senior Vice President, Commercial Lending Team Leader*
Rogean B. Makowski, *Senior Vice President, Wealth Management Client Services*
Mary M. McGoldrick, *Senior Vice President and Director of Investments, Washington Trust Investors*
Mary E. Noons, *Senior Vice President, Lending Support Services*
C. Scott Ostrowski, *Senior Vice President, Internal Audit*
Harvey C. Perry II, *Senior Vice President and Director of Non-Profit Resources*
Timothy M. Pickering, *Senior Vice President, Commercial Real Estate Group*
Brenda H. Senak, *Senior Vice President, Risk Management*
L. Peter Sheehan, *Chief Operating Officer and Director of Investments, Washington Trust Investors*
Julia Anne M. Slom, *Senior Vice President, Commercial Real Estate Group*
John P. Sullivan, *Senior Vice President, Technology*

Weston Financial Group, Inc.

Galan G. Daukas, *Executive Managing Director*
John W. Filoon III, *President and Chief Operating Officer*
Kerry P. Falco, *Managing Director*
Maria A. Staffiere, *Managing Director*
Ronald A. Sugameli, *Managing Director and Chief Investment Officer*
Nicole M. Tremblay, Esq., *Senior Vice President, Chief Compliance Officer*

As of publication date

Corporate Directory
Washington Trust Bancorp, Inc.

Board of Directors

John J. Bowen, *Chancellor, President and Chief Executive Officer, Johnson & Wales University*

Steven J. Crandall, *Vice President, Ashaway Line & Twine Mfg. Co.*

Robert A. DiMuccio, CPA, *Chairman, President and Chief Executive Officer, Amica Mutual Insurance Company*

Barry G. Hittner, *Retired Attorney*

Katherine W. Hoxsie, CPA, *Retired Vice President, Hoxsie Buick-Pontiac-GMC Truck, Inc.*

Joseph J. MarcAurele, *Chairman, President and Chief Executive Officer, Washington Trust Bancorp, Inc.*

Kathleen E. McKeough, *Retired Senior Vice President of Human Resources, GTECH Holdings Corporation*

Victor J. Orsinger II, Esq., *Of Counsel, Orsinger Nardone Lallo & Thomsen*

H. Douglas Randall III, *Chief Executive Officer, Randall, Realtors, Kinlin Grover Real Estate, Page Taft Real Estate, Pequot Commercial and Kinlin Grover Commercial*

Edwin J. Santos, *Chairman, CharterCARE Health Partners*

Patrick J. Shanahan Jr., *Former Chairman, President and Chief Executive Officer, First Financial Corp.*

John F. Treanor, *Retired President and Chief Operating Officer, Washington Trust Bancorp, Inc.*

John C. Warren, *Retired Chairman and Chief Executive Officer, Washington Trust Bancorp, Inc.*

Officers of the Corporation

Joseph J. MarcAurele, *Chairman, President and Chief Executive Officer*

David V. Devault, *Senior Executive Vice President, Secretary and Chief Financial Officer*

Galan G. Daukas, *Executive Vice President, Wealth Management*

Mark K. W. Gim, *Executive Vice President and Treasurer*

The Washington Trust Company Directors' Advisory Council

Alcino G. Almeida, Gary P. Bennett, Charles C. Buffum, Richard A. Grills, Larry J. Hirsch, Joseph J. Kirby, Jacques de Laporte, Edward M. Mazze, James W. McCormick Jr., Thomas F. Moore, Brendan P. O'Donnell, Joseph H. Potter, Joyce Olson Resnikoff, Anthony J. Rose Jr., James P. Sullivan, Neil H. Thorp, William Blunt White

As of publication date

Growing across all lines of business



150
100
50
0
$125.7
$137.7
$155.9
2010
2011
2012
Total Revenues
(In Millions)
Net Interest Income
Wealth Management Revenues
Net Gains on Loan Sales & Commissions on Loans Originated for Others
All Other

Washington Trust delivered growth across all of its business lines in 2012. What's our recipe for success? Our financial strength puts us in position to take advantage of new opportunities as they present themselves. And our agility as an organization gives us an edge in the marketplace – our decision-making is faster, our service more responsive and personalized. This translates into a consistently superior customer experience.

Our balance sheet management contributed to our success, as well. We were able to grow net interest income and improve our margin despite a challenging rate environment. We also maintained outstanding credit quality through an adverse cycle.

As Rhode Island's largest independent bank, Washington Trust is leveraging its agility and speed of service delivery to gain market share. The talent and experience of our people, their accessibility, and their ability to get the job done differentiates us in a way that has meaning and value to our customers. It has been that way since our founding, and we look forward to sustaining our legacy of providing exceptional personalized service in 2013 and beyond.



800
700
600
500
400
300
200
100
0
$418.1
$452.4
$782.2
2010
2011
2012
Mortgage Originations
(Including Brokered Loans as Agent; In Millions)

2012 Highlights:

- Mortgage origination production hit record levels – $782 million – as we continued to take advantage of a strong refinancing environment in Rhode Island, Connecticut, and Massachusetts.
- Healthy commercial loan growth came at the expense of larger competitors, as we attracted new commercial real estate and C&I relationships in Rhode Island.
- New cash management relationships – from both businesses and municipalities – provided valuable new transaction accounts.
- Deposits grew to record levels and our deposit mix improved, due to increased marketing promotions, business development efforts, and new branch openings – we are now first in deposit market share among independent Rhode Island banks and third overall.
- Checking relationships increased as we attracted low-cost deposits with highly successful retail promotions.
- Wealth management revenues continue to be a major source of non-interest income, with record revenues of $29.6 million in 2012. Wealth management assets under administration stood at $4.2 billion at the end of 2012.



2.5
2.0
1.5
1.0
0.5
0.0
$2.0
$2.1
$2.3
2010
2011
2012
Total Loans
(Year-end; In Billions)
Commercial
Residential
Consumer

Washington Trust Locations

Branch Offices

HEADQUARTERS
23 Broad Street
Westerly, RI 02891
401-348-1200

BLOCK ISLAND, RI
Block Island Office
Ocean Avenue
Block Island, RI 02807
401-466-7710

CHARLESTOWN, RI
Charlestown Office
4137 Old Post Road
Charlestown, RI 02813
401-364-4000

CRANSTON, RI
Oaklawn Avenue Office
1203 Oaklawn Avenue
Cranston, RI 02920
401-732-0049

Plainfield Pike Office
2174 Plainfield Pike
Cranston, RI 02921
401-383-8223

Reservoir Avenue Office
645 Reservoir Avenue
Cranston, RI 02910
401-946-1004

EAST PROVIDENCE, RI
East Providence Office
587 Taunton Avenue
East Providence, RI 02914
401-383-8800

NARRAGANSETT, RI
Bonnet Shores Office
885 Boston Neck Road
Narragansett, RI 02882
401-782-4800

Sweet Meadows Office
20 Point Judith Road
Narragansett, RI 02882
401-782-1000

NORTH KINGSTOWN, RI
North Kingstown Office
7625 Post Road
North Kingstown, RI 02852
401-295-4700

PROVIDENCE, RI
Providence Office
156 Westminster Street
Providence, RI 02903
401-421-3600

RICHMOND, RI
Richmond Office
1200 Main Street
Wyoming, RI 02898
401-539-2427

SOUTH KINGSTOWN, RI
Wakefield Office
730 Kingstown Road
Wakefield, RI 02879
401-782-4200

WARWICK, RI
Centerville Road Office
236 Centerville Road
Warwick, RI 02886
401-739-2353

Governor Francis Office
1473 Warwick Avenue
Warwick, RI 02888
401-921-2500

WESTERLY, RI
Main Office
23 Broad Street
Westerly, RI 02891
401-348-1200

Franklin Street Office
126 Franklin Street
Westerly, RI 02891
401-348-1367

McQuade's Marketplace
106 Main Street
Westerly, RI 02891
401-348-1201

MYSTIC, CT
McQuade's Marketplace
14 Clara Drive
Mystic, CT 06355
860-572-2058

Commercial Lending Offices

PROVIDENCE, RI
10 Weybosset Street, Suite 100
Providence, RI 02903
401-331-5090

WARWICK, RI
236 Centerville Road
Warwick, RI 02886
401-739-2353

WESTERLY, RI
23 Broad Street
Westerly, RI 02891
401-348-1200

Mortgage Offices

WARWICK, RI
171 Service Avenue
Warwick, RI 02886
401-681-4224

GLASTONBURY, CT*
180 Glastonbury Boulevard, Suite 107
Glastonbury, CT 06033
860-430-9900

BURLINGTON, MA*
25 Mall Road, Suite 408
Burlington, MA 01803
781-229-2004

SHARON, MA*
One Merchant Street, Suite 102
Sharon, MA 02067
781-784-3089

*Operating as Washington Trust Mortgage Company

Wealth Management Offices

PROVIDENCE, RI
66, 68, 70 South Main Street
Providence, RI 02903
401-654-4801

NARRAGANSETT, RI
20 Point Judith Road
Narragansett, RI 02882
401-782-1000

WESTERLY, RI
23 Broad Street
Westerly, RI 02891
401-348-1238

WELLESLEY, MA
Weston Financial Group
Wellesley Office Park
100 William Street, Suite 200
Wellesley, MA 02481
781-235-7055

Customer Service Center

RI: 401-348-1200
CT: 860-443-1508
Toll-free: 800-475-2265

Website

www.washtrust.com



Printed with vegetable-based inks.
Printed with wind energy.

Letter to Shareholders



2012 was an excellent year for Washington Trust, with our company's strong operating performance resulting in record earnings. We continued to take advantage of marketplace dynamics that favor our unique strengths. As big banks reinvented themselves to become less complicated and small banks attempted to expand their business lines, we found ourselves in a familiar sweet spot. We are the bank of choice for companies large and small that turn to us for our significant capabilities, local agility, and can-do service culture. These attributes continue to distinguish our company and generate value for our shareholders.

For the second consecutive year, we posted record net income – $35.1 million in 2012, up from $29.7 million in 2011. We earned $2.13 per diluted share, up 17% over 2011. All profitability measures increased, with return on average equity (ROE) reaching 11.97% for 2012, up from 10.61% for the previous year. Contributing to our success were the expansion of our branch and mortgage footprint and a growing awareness in an expanding market area of Washington Trust as one of the premier financial institutions in New England.

While we recognize the uncertainties in the present economy, we are hopeful that the business climate locally and nationally will begin to show signs of recovery in 2013, however modest. In such an environment, we believe that we can expand on our successes by leveraging our statewide brand and taking advantage of business opportunities faster than our competitors.



40
35
30
25
20
15
10
5
0
$24.1
$29.7
$35.1
2010
2011
2012

Net Income
(In Millions)

Consistency has been a hallmark of Washington Trust since its founding more than two centuries ago. We believe that the personalized service that we deliver to customers every day not only differentiates us from our competitors, but also contributes directly to the steady financial performance that our company has achieved. Our ability to customize solutions and turn things around quickly makes people want to deepen their relationship with us and take more advantage of the sophisticated services that we offer them.

True to our roots as the nation's oldest community bank, we continue to actively support the cities and towns where we work and live. Our "I ♥ RI" campaign celebrates the state that we've called home since 1800 while providing a platform for local businesses to showcase their products and services. The campaign reflects our fundamental belief that the success of our communities and our businesses is intertwined.



2.0
1.5
1.0
0.5
0.0
$1.49
$1.82
$2.13
2010
2011
2012

Diluted Earnings
Per Common Share
(In Dollars)

For individuals, companies, municipalities, and non-profit organizations, Washington Trust is Rhode Island's Bank of Choice. For people looking for a great place to work, we are an employer of choice, named again among Rhode Island's "Best Places To Work" by Providence Business News. And for the investment community, we are a top-performing United States bank – the only Rhode Island bank named to Bank Director's Scorecard and Keefe Bruyette & Woods Honor Roll of superior performers.

None of these accolades would be possible without the talent and enthusiasm of our people. They make it possible for us to deliver a superior customer experience every day, which is at the heart of our success. We appreciate their efforts, as we do the support of shareholders. We are committed to continuing to grow your Corporation in a conservative and profitable manner. Thank you for giving us that privilege.

Joseph J. MarcAurele
Chairman, President and Chief Executive Officer

Financial Highlights

At or for the years ended December 31,	**2012**	2011	2010
(Dollars in thousands, except per share amounts)			
Financial Condition			
Total assets	**$3,071,884**	$3,064,098	$2,909,525
Total securities	**415,879**	593,392	594,100
Total loans	**2,294,003**	2,147,159	1,995,638
Allowance for loan losses	**30,873**	29,802	28,583
Total deposits	**2,312,631**	2,126,315	2,036,330
Total shareholders' equity	**295,652**	281,351	268,864
Book value per share	**18.05**	17.27	16.63
Total risk-based capital ratio	**13.26%**	12.86%	12.79%
Equity to assets	**9.62%**	9.18%	9.24%
Operating Results			
Net interest income	**$90,696**	$84,955	$77,191
Provision for loan losses	**2,700**	4,700	6,000
Wealth management revenues	**29,641**	28,306	26,392
Net gains on loan sales and commissions on loans originated for others	**14,092**	5,074	4,052
Other noninterest income	**21,481**	19,384	18,029
Noninterest expense	**102,338**	90,373	85,311
Net income	**35,074**	29,724	24,051
Diluted earnings per common share	**2.13**	1.82	1.49
Cash dividends declared per share	**0.94**	0.88	0.84
Return on average assets	**1.16%**	1.02%	0.82%
Return on average equity	**11.97%**	10.61%	9.09%
Net interest margin (taxable equivalent basis)	**3.29%**	3.20%	2.93%
Asset Quality			
Nonperforming assets to total assets	**0.83%**	0.81%	0.79%
Allowance for loan losses to total loans	**1.35%**	1.39%	1.43%
Net loan charge-offs to average loans	**0.07%**	0.17%	0.24%

The information presented above is derived from the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission.

Forward-Looking Statements

This report contains certain statements that may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results, performance or achievements of Washington Trust may differ materially from those discussed in these forward-looking statements, as a result of, among other factors, the factors described under the caption "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission and updated by our Quarterly Reports on Form 10-Q. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this report, and Washington Trust assumes no obligation to update forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.